                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (AMENDMENT NO. 8)*
                    Under the Securities Exchange Act of 1934


                           AER Energy Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 000944 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mark D. Kaufman, Esq.
                         Sutherland Asbill & Brennan LLP
                           999 Peachtree Street, N.E.
                           Atlanta, Georgia 30309-3996
                                 (404) 853-8107
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                February 4, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). The Exhibit Index is located immediately following page 37 of this filing.

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------------------
              CUSIP No. 000944  10  8                                                            Page 2 of 37 Pages
                        -------------
--------------------------------------------------                          ------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           JON A. LINDSETH
----------------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (A) [ ]
                                                                                                                     (B) [X]
----------------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS(*)
           AF
----------------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

----------------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
----------------------------------------------------------------------------------------------------------------------------------
   NUMBER OF       7    SOLE VOTING POWER
    SHARES              28,254,010
 BENEFICIALLY   ------------------------------------------------------------------------------------------------------------------
   OWNED BY        8    SHARED VOTING POWER
    EACH
  REPORTING     ------------------------------------------------------------------------------------------------------------------
   PERSON          9    SOLE DISPOSITIVE POWER
    WITH                28,254,010
                ------------------------------------------------------------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           28,254,010

----------------------------------------------------------------------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)                                      [ ]

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           59.9%

----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON(*)
           IN

----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------------------
              CUSIP No. 000944  10  8                                                            Page 3 of 37 Pages
                        -------------
--------------------------------------------------                          ------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           THE KINDT-COLLINS COMPANY
----------------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (A) [ ]
                                                                                                                     (B) [X]
----------------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS(*)
           N/A
----------------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

----------------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF           7    SOLE VOTING POWER
   SHARES                  212,994
BENEFICIALLY     -----------------------------------------------------------------------------------------------------------------
  OWNED BY            8    SHARED VOTING POWER
   EACH
 REPORTING       -----------------------------------------------------------------------------------------------------------------
  PERSON              9    SOLE DISPOSITIVE POWER
   WITH                    212,994
                 -----------------------------------------------------------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           212,994

----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)                                      [ ]

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.8%

----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON(*)
           CO

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
              CUSIP No. 000944  10  8                                                            Page 4 of 37 Pages
                        -------------
--------------------------------------------------                          ------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           AER PARTNERS
----------------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                                                       (A) [ ]
                                                                                                                     (B) [X]
----------------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS(*)
           N/A
----------------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

----------------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           OHIO
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF             7    SOLE VOTING POWER
   SHARES                    3,189,915
BENEFICIALLY       ---------------------------------------------------------------------------------------------------------------
  OWNED BY              8    SHARED VOTING POWER
    EACH
 REPORTING         ---------------------------------------------------------------------------------------------------------------
  PERSON                9    SOLE DISPOSITIVE POWER
  WITH                       3,189,915
                   ---------------------------------------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER
----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,189,915

----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)                                      [ ]

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           12.5%

----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON(*)
           PN

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
              CUSIP No. 000944  10  8                                                            Page 5 of 37 Pages
                        -------------
--------------------------------------------------                          ------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           ELMWOOD PARTNERS II
----------------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(*)                                                       (A) [ ]
                                                                                                                     (B) [X]
----------------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS(*)
           SC/OO
----------------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

----------------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           OHIO
----------------------------------------------------------------------------------------------------------------------------------
  NUMBER OF       7    SOLE VOTING POWER
   SHARES              24,699,871
BENEFICIALLY   -------------------------------------------------------------------------------------------------------------------
  OWNED BY        8    SHARED VOTING POWER
   EACH
 REPORTING     -------------------------------------------------------------------------------------------------------------------
  PERSON          9    SOLE DISPOSITIVE POWER
   WITH                24,699,871
               --------------------------------------------------------------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           24,699,871

----------------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES(*)                                      [ ]

----------------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           52.5%

----------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON(*)
           PN

----------------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------------
              CUSIP No. 000944 10 8                                                       Page 6 of 37 Pages
                        -----------
--------------------------------------------------                          ------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           BATTERY PARTNERS
----------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (A) [ ]
                                                                                                              (B) [X]
----------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           N/A
----------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [ ]

----------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
----------------------------------------------------------------------------------------------------------------------------
  NUMBER OF               7    SOLE VOTING POWER
   SHARES                      121,230
BENEFICIALLY          ------------------------------------------------------------------------------------------------------
  OWNED BY                8    SHARED VOTING POWER
    EACH
  REPORTING           ------------------------------------------------------------------------------------------------------
   PERSON                 9    SOLE DISPOSITIVE POWER
    WITH                       121,230
                      ------------------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           121,230
----------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

----------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.5%
----------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           PN
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------------
              CUSIP No. 000944 10 8                                                       Page 7 of 37 Pages
                        -----------
--------------------------------------------------                          ------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           JON A. LINDSETH, TRUSTEE UNDER JON A. LINDSETH TRUST AGREEMENT DATED APRIL 25, 1986, AS MODIFIED
----------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (A) [ ]
                                                                                                              (B) [X]
----------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           AF
---------- -----------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                [ ]

----------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
----------------------------------------------------------------------------------------------------------------------------
  NUMBER OF               7    SOLE VOTING POWER
   SHARES                      28,011,016
BENEFICIALLY           -----------------------------------------------------------------------------------------------------
  OWNED BY                8    SHARED VOTING POWER
    EACH
  REPORTING            -----------------------------------------------------------------------------------------------------
   PERSON                 9    SOLE DISPOSITIVE POWER
    WITH                       28,011,016
                       -----------------------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           28,011,016
----------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                 [ ]

----------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           59.5%
----------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           OO
----------------------------------------------------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         The equity securities to which this Amendment No. 8 ("Amendment No. 8") to Schedule 13D relates are shares of common stock, no par value (the "Common Stock"), of AER Energy Resources, Inc., a Georgia corporation ("AER Energy"). The address of AER Energy's principal executive office is 4600 Highlands Parkway, Suite G, Smyrna, Georgia 30082.


Item 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The persons filing this Amendment No. 8 (collectively, the "Reporting Persons") are Jon A. Lindseth ("Mr. Lindseth"), Jon A. Lindseth, Trustee, under the Jon A. Lindseth Trust Agreement dated April 25, 1986, as modified (the "Trustee", with the Ohio trust created under such agreement referred to as the "Trust"), The Kindt-Collins Company, a Delaware corporation ("Kindt-Collins"), and Elmwood Partners II ("Elmwood"), Battery Partners ("Battery Partners") and AER Partners ("AER Partners"), all Ohio partnerships. Mr. Lindseth is the Trustee of the Trust, the Chairman of the Board of Directors of Kindt-Collins and the Managing Partner of each of AER Partners, Battery Partners and Elmwood.

         Amendment No. 8 is being filed pursuant to Exchange Act Rules 13d-1(k)(1) and 13d-2 to report the purchase on February 4, 2002 by Elmwood of 272,000 shares of Series D Convertible Preferred Stock (the "Series D Preferred Stock") and a warrant (the "Warrant") to purchase up to 3,408,522 shares of Common Stock.

         In addition, certain adjustments to the number of shares of Common Stock beneficially owned by the Reporting Persons and their respective percentages of Common Stock beneficially owned have been made to reflect the application of automatic changes in the conversion rate of shares of Series A Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), and Series B Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), owned by them pursuant to the anti-dilution provisions of such securities.

THE TRUST:

         The Trust is a revocable trust created to manage and invest certain assets for the benefit of Mr. Lindseth (and to transfer such assets upon his death to specified beneficiaries). The principal business address of the Trustee is Jon A. Lindseth,

Trustee under Jon A. Lindseth Trust Agreement dated April 25, 1986, as modified, c/o The Kindt-Collins Company, 12651 Elmwood Avenue, Cleveland, Ohio 44111.

         Each of Elmwood, Battery Partners and AER Partners are investment partnerships which are composed of substantially the same partners. The principal place of business and principal office of Elmwood, Battery Partners and AER Partners is 12651 Elmwood Avenue, Cleveland, Ohio 44111.

KINDT-COLLINS:

         Kindt-Collins is engaged in the business of manufacturing and distributing products for use in the metal casting industry, including industrial grade wax, aluminum casting patterns, and related abrasives, plastics and lumber. The principal place of business and principal office of Kindt-Collins is located at 12651 Elmwood Avenue, Cleveland, Ohio 44111.

         The following tables set forth certain information as to the executive officers and directors of Kindt-Collins and the general partners of AER Partners and Elmwood, including their business addresses and principal occupations.

                                             Position with Kindt-Collins
Name and Business Address                    and Principal Occupation
-------------------------                    ------------------------------
Jon A. Lindseth                              Chairman of the Board and
The Kindt-Collins Company                            Treasurer
12651 Elmwood Avenue
Cleveland, OH  44111

Leo L. Kovachic                              Director and President
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, OH  44111

Joseph D. Sullivan                           Director and Secretary;
Calfee, Halter & Griswold                    Partner, Calfee, Halter,
1800 Society Building                              & Griswold
Cleveland, OH  44114

AER PARTNERS:

         Although AER Partners is organized as a general partnership, the partnership agreement delegates the authority to vote and decide the disposition of any securities owned by the partnership to either of Mr. Lindseth (individually or as the Trustee) and his son, Mr. Steven W. Lindseth (as trustee), as co-Managing Partners. As a practical matter, Mr. Lindseth acts as the Managing Partner of AER Partners. Certain information regarding the general partners of AER Partners is set forth below.

                                    Position with Partnership
Name and Business Address           and Principal Occupation
-------------------------           ------------------------
Jon A. Lindseth, Trustee            Managing Partner; Mr. Lindseth is Chairman
 under Jon A. Lindseth Trust        of the Board and Treasurer, Kindt-Collins
 Agreement dated April 25,
 1986, as modified
c/o Jon A. Lindseth
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, Ohio 44111

Virginia M. Lindseth (spouse        Partner
 of Jon A. Lindseth), Trustee
 under Virginia M. Lindseth
 Trust Agreement dated April 25,
 1986, as modified
46155 Fairmount Boulevard
Hunting Valley, OH  44022

Andrew M. Lindseth                  Partner; Chairman of the Board,
ImageScan, Inc.                     ImageScan, Inc.
Suite 109
103 Carnegie Center
Princeton, NJ 08540

Steven W. Lindseth, Trustee         Partner; Steven W. Lindseth is President,
 under Steven W. Lindseth Trust     Complient, LLC and Director, Nextec
 Agreement dated March 1, 1989,      Applications, Inc.
 as modified
Complient, LLC
4543 Taylor Lane
Warrensville Heights, OH 44128

Karen L. Parker, Trustee            Partner
 under Karen L. Parker
 Declaration of Trust dated
 March 3, 1990, as modified
240 Old Green Bay Road
Glencoe, IL  60022

Peter L. Lindseth, Trustee          Partner; Peter L. Lindseth is
 under Peter L. Lindseth            an associate professor at
 Declaration of Trust               University of Connecticut
 dated May 12, 1994                 School of Law.
University of Connecticut School
 of Law
65 Elizabeth Street
Hartford, CT  06105-2290

Sullivan Family Limited             Partner; Mr. Sullivan and his
  Partnership                       spouse, Sandra H. Sullivan,
c/o Joseph D. Sullivan              are the general partners of
Calfee, Halter & Griswold           the Sullivan Family Limited Partnership.
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan Trustee          Partner; Mr. Sullivan is a
  UAW Mary M. Sullivan dtd          partner of Calfee, Halter & Griswold.
  December 24, 1975
c/o Joseph D. Sullivan
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Louise A. Phillips, Successor       Partner
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20,
 1992
7 Warwick Lane
Rocky River, OH  44116

Mary E. Gail Trust                  Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Ann M. Rich Trust                   Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Susan K. Salo Trust                 Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Louise I. Palmer Trust              Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Edvins Auzenbergs, Trustee          Partner; Mr. Auzenbergs is retired.
 Under Edvins Auzenbergs
 Declaration of Trust
 dated August 11, 1995
23301 Wingfoot Drive
Westlake, OH  44145-4380

Leo L. Kovachic                     Partner; President,
The Kindt-Collins Company           Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

Leonard A. Principe                 Partner; Sales Manager,
The Kindt-Collins Company           Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

BATTERY PARTNERS:

         Although Battery Partners is organized as a general partnership, the partnership agreement delegates the authority to vote and decide the disposition of any securities owned by the partnership to either of Mr. Lindseth (individually or as the Trustee) and his son, Mr. Steven W. Lindseth (as trustee), as co-Managing Partners. As a practical matter, Mr. Lindseth acts as the Managing Partner of Battery Partners. Certain information regarding the general partners of Battery Partners is set forth below.


                                    Position with Partnership
Name and Business Address           and Principal Occupation
-------------------------           ------------------------
Jon A. Lindseth, Trustee            Managing Partner; Mr. Lindseth is Chairman
 under Jon A. Lindseth Trust        of the Board and Treasurer, Kindt-Collins
 Agreement dated April 25,
 1986, as modified
c/o Jon A. Lindseth
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, Ohio 44111

Virginia M. Lindseth (spouse        Partner
 of Jon A. Lindseth), Trustee
 under Virginia M. Lindseth
 Trust Agreement dated April 25,
 1986, as modified
46155 Fairmount Boulevard
Hunting Valley, OH  44022

Andrew M. Lindseth                  Partner; Chairman of the Board,
ImageScan, Inc.                     ImageScan, Inc.
Suite 109
103 Carnegie Center
Princeton, NJ 08540

Steven W. Lindseth, Trustee         Partner; Steven W. Lindseth is President,
 under Steven W. Lindseth Trust     Complient, LLC and Director,
 Agreement dated March 1, 1989,     Nextec Applications, Inc.
 as modified
Complient, LLC
4543 Taylor Lane
Warrensville Heights, OH 44128

Sharon H. Lindseth (spouse of       Partner
 Steven W. Lindseth)
1820 County Line Road
Gates Mills, OH  44040

Karen L. Parker, Trustee            Partner
 under Karen L. Parker
 Declaration of Trust dated
 March 3, 1990, as modified
240 Old Green Bay Road
Glencoe, IL  60022

Stephen C. Parker (spouse of        Partner
 Karen L. Parker)
240 Old Green Bay Road
Glencoe, IL  60022

Peter L. Lindseth, Trustee          Partner; Peter L. Lindseth is an
 under Peter L. Lindseth            associate professor at the University of
 Declaration of Trust,              of Connecticut School of Law.
 dated May 12, 1994
University of Connecticut
School of Law
65 Elizabeth Street
Hartford, CT  06105-2290

Joseph D. Sullivan, Trustee         Partner; Mr. Sullivan is a partner of
 UAW Mary M. Sullivan dtd           Calfee, Halter & Griswold.
 December 24, 1975
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee         Partner; Mr. Sullivan is a partner of
 for Stephanie D. Sullivan          Calfee, Halter & Griswold.
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee         Partner; Mr. Sullivan is a partner of
 for Laura W. Sullivan              Calfee, Halter & Griswold.
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee         Partner; Mr. Sullivan is a partner of
 for M. Hannah Sullivan             Calfee, Halter & Griswold.
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee         Partner; Mr. Sullivan is a partner of
 for J. D. Sullivan, Jr.            Calfee, Halter & Griswold.
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Louise A. Phillips, Successor       Partner
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20,
 1992
7 Warwick Lane
Rocky River, OH  44116

Mary E. Gail Trust                  Partner
c/o Louise A. Phillips, Trustee
7 Warwick Lane
Rocky River, OH  44116

Ann M. Rich                         Partner
15 Warwick Lane
Rocky River, OH  44116

Susan K. Salo                       Partner
1 Windsor Court
Rocky River, OH  44116

Louise I. Palmer                    Partner
Main Street
Beckett, MA  01223

Edvins Auzenbergs, Trustee          Partner; Mr. Auzenbergs is retired.
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995
23301 Wingfoot Drive
Westlake, OH  44145-4380

Leo L. Kovachic                     Partner; President,
The Kindt-Collins Company           Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

Leonard A. Principe                 Partner; Sales Manager,
The Kindt-Collins Company           Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

John M. Trenary                     Partner
7320 Tamarisk Drive
Fort Collins, CO  80525-9195

Patricia R. Westbrook               Partner
1082 Baliff Court
Atlanta, GA  30319

Lisa A. Martina Trust               Partner
276 Riverside Drive #10D
New York, NY  10025

Janice M. Trenary                   Partner
5746 Crestwood Drive
Fort Collins, CO  80525

ELMWOOD:

         Although Elmwood is organized as a general partnership, the partnership agreement delegates the authority to vote and decide the disposition of any securities owned by the partnership to either of Mr. Lindseth (individually or as the Trustee) and his son, Mr. Steven W. Lindseth (as trustee), as co-Managing Partners. As a practical matter, Mr. Lindseth acts as the Managing Partner of Elmwood. Certain information regarding the general partners of Elmwood is set forth below.


                                    Position with Partnership
Name and Business Address           and Principal Occupation
-------------------------           ------------------------

Jon A. Lindseth, Trustee            Managing Partner; Mr. Lindseth is Chairman
 under Jon A. Lindseth Trust        of the Board and Treasurer, Kindt-Collins.
 Agreement dated April 25,
 1986, as modified
c/o Jon A. Lindseth
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, Ohio 44111

Virginia M. Lindseth (spouse        Partner
 of Jon A. Lindseth), Trustee
 under Virginia M. Lindseth
 Trust Agreement dated April 25,
 1986, as modified
46155 Fairmount Boulevard
Hunting Valley, OH  44022

Andrew M. Lindseth                  Partner; Chairman of the Board,
ImageScan, Inc.                     ImageScan, Inc.
Suite 109
103 Carnegie Center
Princeton, NJ 08540

Steven W. Lindseth, Trustee         Partner; Steven W. Lindseth is President,
 under Steven W. Lindseth Trust     Complient, LLC and Director, Nextec
 Agreement dated March 1, 1989,     Applications, Inc.
 as modified
Complient, LLC
4543 Taylor Lane
Warrensville Heights, OH 44128

Karen L. Parker, Trustee            240 Old Green Bay Partner
under Karen L. Parker               Glencoe, IL  60022
Declaration of Trust dated
March 3, 1990, as modified

                                    Partner

Peter L. Lindseth, Trustee          Partner; Peter L. Lindseth is an associate
 under Peter L. Lindseth            professor at the University of Connecticut
 Declaration of Trust,              School of Law.
 dated May 12, 1994
University of Connecticut
School of Law
65 Elizabeth Street
Hartford, CT  06105-2290

Joseph D. Sullivan, Trustee         Partner; Mr. Sullivan is a partner of
 under Joseph D. Sullivan           Halter & Griswold.
 Declaration of Trust dated
 April 7, 1984, as modified
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Sandra H. Sullivan (spouse of       Partner
 Joseph D. Sullivan), Trustee
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified
9040 Little Mountain Road
Kirtland Hills, Ohio 44060

Louise A. Phillips, Successor       Partner
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20,
 1992
7 Warwick Lane
Rocky River, OH  44116

Edvins Auzenbergs, Trustee          Partner; Mr. Auzenbergs is retired.
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995
23301 Wingfoot Drive
Westlake, OH  44145-4380
Partner; Mr. Auzenbergs is retired.

Leo L. Kovachic                     Partner; President,
The Kindt-Collins Company           Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

Leonard A. Principe                 Partner; Sales Manager,
The Kindt-Collins Company           Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

         In addition to serving as Chairman of the Board and Treasurer of Kindt-Collins and Managing Partner of each of AER Partners, Battery Partners and Elmwood, Mr. Lindseth serves as the Chairman of the Board of AER Energy, as well as the Chairman of the Boards of each of Hines Flask Company and Shanafelt Manufacturing Company, both of which serve the metal casting industry, Complient, LLC, a limited liability company developing and marketing consumer products, and as a director of Nextec Applications, Inc., a company formed to develop products utilizing fabric coating technology. The principal business addresses of each of these organizations (other than AER Energy) are as follows:

                           Hines Flask Company
                           3431 West 140th Street
                           Cleveland, OH  44111

                           Shanafelt Manufacturing Company
                           2600 Winfield Way, N.E.
                           Canton, OH  44705

                           Complient, LLC
                           4543 Taylor Lane
                           Warrensville Heights, OH  44128

                           Nextec Applications, Inc.
                           2611 Commerce Way
                           Vista, CA  92083

         (d) Neither Kindt-Collins, Elmwood, Battery Partners, AER Partners, the Trustee, the Trust nor any of the persons listed in the above tables, including Mr. Lindseth, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Kindt-Collins, Elmwood, Battery Partners, AER Partners, the Trustee, the Trust nor any of the persons listed in the above tables, including Mr. Lindseth, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) All of the individuals named in the above tables are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented to include the following additional information:

         Elmwood purchased a total of 272,000 shares of Series D Preferred Stock and the Warrant on February 4, 2002 for an aggregate purchase price of $2,720,000, of which $2,027,944.44 was funded by converting in full amounts of principal and interest outstanding under certain Convertible Notes that were issued to Elmwood by AER Energy in August and November 2001, and $692,055.56 was paid in cash. Elmwood borrowed funds from Kindt-Collins to pay the cash portion of the purchase price. The loan from Kindt-Collins is not secured by any of the assets of Elmwood and bears interest at 5.33% per year.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to include the following additional information:

         Mr. Lindseth, as a co-Managing Partner of Elmwood, directed the separate purchase by Elmwood of 272,000 shares of Series D Preferred Stock and the Warrant for investment purposes.

         Kindt-Collins, Mr. Lindseth, the Trust, Elmwood, Battery Partners and AER Partners own their respective AER Energy securities for investment purposes.

         Mr. Lindseth, on behalf of himself, as the Trustee or as Managing Partner of AER Partners, Elmwood or Battery Partners, may seek for investment purposes to purchase additional shares of Common Stock, additional shares of Series D Preferred Stock, or other series of preferred stock of AER Energy in the open market or in privately negotiated transactions.

         Additionally, the number of shares of AER Common Stock deemed to be beneficially owned by Mr. Lindseth, the Trustee and Elmwood due to the conversion features of the shares of Series A Preferred Stock, the Series B Preferred Stock and the Series D Preferred Stock (and the corresponding percentages of the AER Common Stock beneficially owned by them) may automatically change from time to time without any action on the part of such persons due to
(i) fluctuations in the amount of accrued and unpaid dividends with respect to such securities, which dividends may be converted into Common Stock at the same conversion rate as the shares of stock upon which such dividends accrued and
(ii) the effect of certain anti-dilution and other terms of such securities upon the conversion rate set forth therein. In addition, the Warrant and the other warrants purchased together with such securities also contain exercise price adjustment and anti-dilution provisions, which may cause the aggregate number of shares of Common Stock that may be received upon the exercise in full of such warrants to be adjusted.

         Joseph D. Sullivan, on behalf of himself or certain Sullivan family partnerships and trusts, may seek for investment purposes to purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         The percentages set forth below are based on 25,522,121 shares of Common Stock outstanding as of the close of business on October 19, 2001 (as reported in AER Energy's most recent Form 10-Q), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         (a) Kindt-Collins beneficially owns directly 212,994 shares of the Common Stock, or 0.8% of the outstanding Common Stock, of which 112,994 shares may be acquired pursuant to the exercise in full of a warrant that is immediately exercisable.

         AER Partners beneficially owns directly 3,189,915 shares of Common Stock, or 12.5% of the outstanding Common Stock.

         Elmwood beneficially owns directly 24,699,871 shares of Common Stock, or 52.5% of the outstanding Common Stock, of which (i) 4,655,256 shares may be acquired (as of February 28, 2002) pursuant to the exercise in full of immediately exercisable warrants (including the Warrant), (ii) 4,727,969 shares may be acquired (as of February 28, 2002) pursuant to the conversion in full of 202,250 shares of Series A Preferred Stock, all of which are immediately convertible, (iii) 3,215,569 shares may be acquired (as of February 28, 2002) pursuant to the conversion in full of 102,250 shares of Series B Preferred Stock, all of which are immediately convertible, and (iv) 8,942,577 shares may be acquired (as of February 28, 2002) pursuant to the conversion in full of 272,000 shares of Series D Preferred Stock, all of which are immediately convertible. Elmwood beneficially owns (i) 202,250 shares of Series A Preferred Stock, or 50.0% of the outstanding Series A Preferred Stock, (ii) 102,250 shares of Series B Preferred Stock, or 100.0% of the outstanding Series B Preferred Stock, and
(iii) 272,000 shares of Series D Preferred Stock, or 90.7% of the outstanding Series D Preferred Stock.

         Battery Partners beneficially owns directly 121,230 shares of Common Stock, or 0.5% of the outstanding Common Stock.

         The Trust beneficially owns indirectly, through its interests in AER Partners, Elmwood and Battery Partners, 28,011,016 shares of Common Stock, or 59.5% of the outstanding Common Stock. As discussed above, Mr. Lindseth claims beneficial ownership of all such shares indirectly owned by the Trust.

         The partnership agreements among the partners of AER Partners, Elmwood and Battery Partners delegate to Mr. Lindseth (individually or as the Trustee), as a co-Managing Partner of each partnership, the authority to vote and decide the disposition of shares of the Common Stock owned by AER Partners and Elmwood; otherwise, Mr. Lindseth (individually and as Trustee) disclaims beneficial ownership of (i) that percentage interest in the Common Stock attributed to the partners of each of AER Energy and Elmwood as set forth in the foregoing tables, other than the Trustee and Virginia M. Lindseth (Mr. Lindseth's spouse) as Trustee under the Virginia M. Lindseth Trust Agreement dated April 25, 1986, as modified (the "VML Trustee") and (ii) that percentage interest in the Common Stock owned indirectly by the partners of Battery Partners (other than the Trustee and the VML Trustee) through their respective ownership interests in Battery Partners.

         Steven W. Lindseth, Mr. Lindseth's son, is also a co-Managing Partner of AER Partners, Elmwood Partners and Battery Partners. However, as a practical matter Mr. Lindseth acts as Managing Partner and Steven W. Lindseth disclaims beneficial ownership of (i) that percentage interest in the Common Stock attributable to the partners of each of AER Partners and Elmwood Partners other than himself as set forth in the foregoing tables and (ii) that percentage interest in the Common Stock owned indirectly by the partners (other than himself) of Battery Partners through their respective ownership interests in Battery Partners.

         The following table sets forth the allocation of shares of Common Stock beneficially owned by AER Partners among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Common Stock.

                                    Number of Shares              Percentage
Percentage Partner                   of Common Stock             Interest(1)
------------------                  ----------------             -----------
Jon A. Lindseth, Trustee              1,490,120.9                     5.8%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee            85,272.8                     0.3
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Andrew M. Lindseth                      120,888.2                     0.5

Steven W. Lindseth, Trustee             120,888.2                     0.5
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Karen L. Parker, Trustee                120,888.2                     0.5
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee              120,888.2                     0.5
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Sullivan Family Limited                 299,852.0                     1.2
Partnership

Joseph D. Sullivan Trustee              229,179.0                     0.9
UAW Mary M. Sullivan dtd
December 24, 1975

Louise A. Phillips, Successor           227,932.2                     0.9
 Trustee under Fletcher Family
 Revocable Living Trust Agreement
 dated February 20, 1992

Mary E. Gail Trust                       28,709.2                     0.1

Ann M. Rich Trust                        28,709.2                     0.1

Susan K. Salo Trust                      28,709.2                     0.1

Louise I. Palmer Trust                   28,709.2                     0.1

Edvins Auzenbergs, Trustee              205,660.2                     0.8
 under Edvins Auzenbergs
 Declaration of Trust
 dated August 11, 1995

Leo L. Kovachic                          33,439.9                     0.1

Leonard A. Principe                      20,067.8                     0.1


(1) The percentages set forth below are based on 25,522,121 shares of Common Stock outstanding as of the close of business on October 19, 2001 (as reported in AER Energy's most recent Form 10-Q), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         The following table sets forth the allocation of shares of Common Stock beneficially owned by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Common Stock.

                                       Number of Shares          Percentage
    Partner                            of Common Stock           Interest(2)
    -------                            ---------------           -----------
Jon A. Lindseth, Trustee                11,538,174.2                 32.4%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee               660,277.0                 2.5

under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                 936,051.0                 3.6
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                          936,051.0                 3.6

Karen L. Parker, Trustee                    936,051.0                 3.6
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                  936,051.0                 3.6
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee               2,537,565.9                 9.2
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee               1,558,784.2                 5.8
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                1,592,450.1                 5.9
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor             2,654,099.9                 9.5
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                         155,386.9                 0.6

Leo L. Kovachic                             258,928.7                 1.0

-------------------

(2) The percentages set forth below are based on 25,522,121 shares of Common Stock outstanding as of the close of business on October 19, 2001 (as reported in AER Energy's most recent Form 10-Q), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         The following table sets forth the allocation of shares of Series A Preferred Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Series A Preferred Stock.



                                          Number of Shares of      Percentage
    Partner                             Series A Preferred Stock   Interest(3)
    -------                             ------------------------   -----------
Jon A. Lindseth, Trustee                          94,478.1          23.4%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                      5,406.5           1.3
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                        7,664.7           1.9
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                                 7,664.7           1.9

Karen L. Parker, Trustee                           7,664.7           1.9
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                         7,664.7           1.9
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee                       20,778.4           5.1
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                       12,763.8           3.2
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                        13,039.5           3.2
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                     21,732.6           5.4
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                                1,272.4           0.3

Leo L. Kovachic                                    2,120.2           0.5

-------------------------

(3) The percentages set forth below are based on 404,500 shares of Series A Preferred Stock outstanding as of February 28, 2002.

         The following table sets forth the allocation of shares of Series B Preferred Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Series B Preferred Stock.



                                         Number of Shares of     Percentage
    Partner                           Series B Preferred Stock   Interest(4)
    -------                           ------------------------   -----------
Jon A. Lindseth, Trustee                       47,764.6           46.7%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                   2,733.3            2.7
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                     3,875.0            3.8
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                              3,875.0            3.8

Karen L. Parker, Trustee                        3,875.0            3.8
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                      3,875.0            3.8
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee                    10,504.8           10.3
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                     6,452.9            6.3
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                      6,592.3            6.4
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                  10,987.2           10.7
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                               643.3            0.6

Leo L. Kovachic                                 1,071.9            1.0

---------------

(4) The percentages set forth below are based on 102,250 shares of Series B Preferred Stock outstanding as of February 28, 2002.

         The following table sets forth the allocation of shares of Series D Preferred Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Series D Preferred Stock.

                                          Number of Shares of       Percentage
    Partner                              Series D Preferred Stock   Interest(5)
    -------                              ------------------------   -----------
Jon A. Lindseth, Trustee                        127,060.7               42.4%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                     7,271.1                2.4
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                      10,308.0                3.4
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                               10,308.0                3.4

Karen L. Parker, Trustee                         10,308.0                3.4
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                       10,308.0                3.4
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee                      27,944.2                9.3
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                      17,165.6                5.7
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                       17,536.4                5.8
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                    29,227.5                9.7
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                               1,771.2                0.6

Leo L. Kovachic                                   2,851.4                1.0

----------------

(5) The percentages set forth below are based on 300,000 shares of Series D Preferred Stock outstanding as of February 28, 2002.

         The following table sets forth the allocation of shares of Common Stock beneficially owned by Battery Partners among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Common Stock.


                                            Number of Shares    Percentage
Percentage Partner                          of Common Stock     Interest(6)
------------------                          ---------------     -----------
Jon A. Lindseth, Trustee                        33,753.7            0.13%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                   2,859.6             0.01
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Andrew M. Lindseth                              4,053.7             0.02

Katherine S. Lindseth                           4,053.7             0.02

Steven W. Lindseth, Trustee                     4,053.7             0.02
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Sharon H. Lindseth                              4,053.7             0.02

Karen L. Parker, Trustee                        4,053.7             0.02
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Stephen C. Parker                               4,053.7             0.02

Peter L. Lindseth, Trustee                      4,053.7             0.02
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan Trustee                     13,089.9             0.05
UAW Mary M. Sullivan dtd
December 24, 1975

J. D. Sullivan, Trustee                         1,162.6             0.01
for Stephanie D. Sullivan

J. D. Sullivan, Trustee                         1,162.6             0.01
for J. D. Sullivan, Jr.

J. D. Sullivan, Trustee                         1,162.6             0.01
for Laura W. Sullivan

J. D. Sullivan, Trustee                         1,162.6             0.01
for M. Hannah Sullivan

Louise A. Phillips, Successor                   6,843.8             0.03
 Trustee under Fletcher Family
 Revocable Living Trust Agreement
 dated February 20, 1992

Mary E. Gail Trust                              1,162.6             0.01

Ann M. Rich                                     1,162.6             0.01

Susan K. Salo                                   1,162.6             0.01

Louise I. Palmer                                1,162.6             0.01

Edvins Auzenbergs, Trustee                      6,896.4             0.03
 under Edvins Auzenbergs
 Declaration of Trust
 dated August 11, 1995

Leo L. Kovachic                                 6,290.4             0.03

Leonard A. Principe                               673.6             0.003

John M. Trenary                                 3,030.8             0.01

Patricia R. Westbrook                           3,030.8             0.01

Lise A. Martina Trust                           4,053.7             0.02

Janice M. Trenary                               3,030.9             0.01

-----------------

(6) The percentages set forth below are based on 25,521,121 shares of Common Stock outstanding as of the close of business on October 19, 2001 (as reported in AER Energy's most recent Form 10-Q), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         Mr. Lindseth (individually and as the Trustee), as a co-Managing Partner of each of AER Partners, Elmwood and Battery Partners, and as Chairman of the Board of Kindt-Collins, may be deemed to have beneficial ownership of (i) all the shares of Common Stock beneficially owned by each of AER Partners, Elmwood and Kindt-Collins, (ii) all of the shares of Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock owned by Elmwood, (iii) in the case of Mr. Lindseth individually, 30,000 shares of Common Stock owned directly by him and (iv) in the case of Mr. Lindseth both individually and as the Trustee, 121,230 shares of Common Stock owned by Battery Partners, for an aggregate of [A] 28,254,010 shares of Common Stock in the case of Mr. Lindseth and [B] 28,011,016 shares of Common Stock in the case of the Trustee. Generally, Mr. Lindseth and the Trustee each disclaim beneficial ownership of that percentage interest in the Common Stock, the Series A Preferred Stock, the Series B Preferred Stock and the Series D Preferred Stock attributable to the partners (other than the Trustee and the VML Trustee) of each of AER Partners, Elmwood and Battery Partners as further described above.

         Similarly, Steven W. Lindseth, Mr. Lindseth's son, as a co-Managing Partner of each of AER Partners and Elmwood, may be deemed to have beneficial ownership of all the shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock beneficially owned by each of AER Partners and Elmwood, as well as 121,230 shares of Common Stock owned by Battery Partners and 15,300 shares of Common Stock that he owns directly, for an aggregate beneficial ownership of 28,026,316 shares of Common Stock (or 59.6% of the total shares of Common Stock outstanding). However, as a practical matter, Mr. Lindseth, his father, acts as Managing Partner of such partnerships and Steven W. Lindseth disclaims beneficial ownership of that percentage interest in the Common Stock and AER Energy preferred stock attributable to the partners (other than himself) of AER Partners, Elmwood and Battery Partners as further described above.

         As a result of the transactions reported in this Amendment No. 8 (including changes resulting from adjustments to the conversion rates of the Series A Preferred Stock and the Series B Preferred Stock), Mr. Lindseth's total beneficial ownership in AER Energy's Common Stock is now 59.9% of the total shares outstanding and the Trustee's total beneficial ownership in AER Energy's Common Stock is now 59.5% of the total shares outstanding (in each case if all the shares Mr. Lindseth and the Trustee may be deemed to beneficially own are included).

         Mr. Joseph D. Sullivan owns 299,575 shares of Common Stock directly. Mrs. Sandra H. Sullivan owns 120,000 shares of Common Stock directly. Mr. Joseph
D. Sullivan and Mrs. Sandra H. Sullivan each also (i) have an indirect interest through the Waho Fund, a family general partnership, in a percentage of the 52,500 shares of Common Stock owned by such partnership corresponding to their respective ownership interests in such partnership and (ii) have an indirect interest through the Pine Fund Corporation, a corporation wholly owned by Mr. and Mrs. Sullivan, in a percentage interest of the 20,000 shares of Common Stock owned by such corporation corresponding to their respective ownership interests in such corporation.

         Mr. Leo L. Kovachic owns 1,000 shares of Common Stock directly.

         (b) Kindt-Collins has the sole power to vote and direct the disposition of the 212,994 shares of Common Stock it beneficially owns, and Mr. Lindseth has sole voting and dispositive power with respect to these shares with the other directors of Kindt-Collins listed in Item 2 above.

         AER Partners, Elmwood and Battery Partners are all managed by Mr. Lindseth (individually and as the Trustee). His son, Mr. Steven A. Lindseth, also has, pursuant to the relevant partnership agreements, the power to vote and direct the disposition of the Common Stock owned by such partnerships (for a total of 28,011,016 shares of the Common Stock), but as a practical matter Mr. Lindseth exercises this power.

         Mr. Lindseth has sole voting and dispositive power with respect to the 30,000 shares owned by him.

         Mr. Steven W. Lindseth has sole voting and dispositive control over the 15,300 shares of Common Stock he owns directly.

         Mr. Joseph D. Sullivan has sole voting and dispositive control over:
(i) 299,575 shares of Common Stock he owns directly, (ii) 8,700 shares of Common Stock he holds as Trustee for the Laura S. McKenna Trust dated April 1, 1984,
(iii) 10,000
shares he holds as Trustee for the Stephanie D. Sullivan Trust dates May 28, 1986, (v) 52,500 shares of Common Stock owned by the Waho Fund, of which Mr. Sullivan is a general partner (vi) 20,000 shares of Common Stock owned by the Pine Fund Corporation, of which Mr. Sullivan is the President and (vii) 50,000 shares of Common Stock owned by the Sullivan Family Fund, a charitable corporation; for a total of 440,775 shares of Common Stock.

         Mrs. Sandra H. Sullivan has sole voting and dispositive control over the 120,000 shares of Common Stock she owns directly.

         Mr. Leo L. Kovachic has sole voting and dispositive power over the 1,000 shares he owns directly.

         (c)      None.

         (d) Kindt-Collins is a subchapter S corporation and as such, each of its shareholders has the right to receive dividends from, or the proceeds from the sale of, its stock. AER Partners, Elmwood and Battery Partners are each partnerships and as such, each of their respective partners (including the Trustee) has the right to receive distributions from, or proceeds from the sale of, any Common Stock owned by such partnership. Such interests of the Trustee relate to more than 5% of the Common Stock.

         (e) Kindt-Collins ceased to be a beneficial owner of 5% or more of the Common Stock on February 6, 1996, when it sold all but 212,994 of its shares of Common Stock beneficially owned to Elmwood.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein or filed previously with respect to the
Schedule 13D, there are no new contracts, arrangements, understandings or relationships with respect to the Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A         Securities Purchase Agreement, dated February 27, 2001(1)

EXHIBIT B         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated February 27, 2001(1)

EXHIBIT C         Warrant, dated February 27, 2001, to purchase 776,699 shares of Common Stock(1)

EXHIBIT D         Promissory Note, dated February 20, 2001, issued by Elmwood
                  Partners II, as maker, to The Huntington National Bank, as payee(1)

EXHIBIT E         Commercial Guaranty, between Kindt-Collins and The Huntington
                  National Bank(1)

EXHIBIT F         Securities Purchase Agreement, dated September 27, 2000(2)

EXHIBIT G         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated September 27, 2000(2)

EXHIBIT H         Warrant, dated September 27, 2000, to purchase 470,035 shares of Common Stock(2)

EXHIBIT I Promissory Note, dated September 15, 2000, issued by Elmwood Partners II, as maker, to The Kindt-Collins Company, as payee(3)

EXHIBIT J         Securities Purchase Agreement, dated as of January 31, 2002

EXHIBIT K         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated January 31, 2002

EXHIBIT L         Revolving Credit Note, dated August 28, 2001, issued by AER
                  Energy Resources, Inc., as maker, to Elmwood Partners II, as payee

EXHIBIT M         Revolving Credit Note, dated November 20, 2001, issued by AER
                  Energy Resources, Inc., as maker, to Elmwood Partners II, as payee

EXHIBIT N         Warrant, dated January 31, 2002, to purchase 3,408,522 shares of Common Stock

EXHIBIT O         Promissory Note, dated February 4, 2002, issued by Elmwood
                  Partners II, as maker, to The Kindt-Collins Company, as payee

EXHIBIT P         Agreement with respect to joint filing of Amendment No. 8
                  to Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated
                  March 8, 2002, by and among Jon A. Lindseth, Jon A. Lindseth,
                  Trustee under Jon A. Lindseth Trust Agreement, dated April 25,
                  1986, as modified, The Kindt-Collins Company, Elmwood
                  Partners II, Battery Partners and AER Partners

------------------
(1)      Incorporated by reference from Amendment No. 7 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on March 20, 2001.

(2) Incorporated by reference from AER Energy Resources, Inc.'s Form 10-Q for the quarter ended September 30, 2000 (File No. 0-21926), as filed with the Securities and Exchange Commission on November 13, 2000.

(3)      Incorporated by reference from Amendment No. 6 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on December 8, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   THE KINDT-COLLINS COMPANY


March 8, 2002                      By:       /s/ Jon A. Lindseth
                                       ----------------------------------------
                                                Jon A. Lindseth, Chairman

                                   BATTERY PARTNERS


March 8, 2002                      By:       /s/ Jon A. Lindseth
                                       ----------------------------------------
                                               Jon A. Lindseth, under
                                               Jon A. Lindseth Trust Agreement
                                               dated April 25, 1986, as
                                               modified, Managing Partner

                                   AER PARTNERS


March 8, 2002                      By:       /s/ Jon A. Lindseth
                                       ----------------------------------------
                                                Jon A. Lindseth, Trustee
                                                under Jon A. Lindseth Trust
                                                Agreement dated April 25, 1986,
                                                as modified, Managing Partner

                                   ELMWOOD PARTNERS II


March 8, 2002                      By:       /s/ Jon A. Lindseth
                                       ----------------------------------------
                                                Jon A. Lindseth, Trustee
                                                under Jon A. Lindseth Trust
                                                Agreement dated April 25, 1986,
                                                as modified, Managing Partner

                                  JON A. LINDSETH, TRUSTEE UNDER JON A.
                                  LINDSETH TRUST AGREEMENT DATED APRIL 25, 1986, AS MODIFIED


March 8, 2002                     By:     /s/ Jon A. Lindseth
                                     ----------------------------------------
                                          Jon A. Lindseth, Trustee under
                                          Jon A. Lindseth Trust Agreement
                                          dated April 25, 1986, as modified


March 8, 2002                                 /s/ Jon A. Lindseth
                                     ----------------------------------------
                                                  Jon A. Lindseth

                                INDEX TO EXHIBITS


Exhibit                             Description of Exhibit
-------                             ----------------------
EXHIBIT A                  Securities Purchase Agreement, dated February 27, 2001(1)

EXHIBIT B                  Articles of Amendment to Articles of Incorporation of AER Energy Resources, Inc., dated
                           February 27, 2001(1)

EXHIBIT C                  Warrant, dated February 27, 2001, to purchase 776,699 shares of Common Stock(1)

EXHIBIT D                  Promissory Note, dated February 20, 2001, issued by Elmwood Partners II, as maker, to The Huntington
                           National Bank, as payee(1)

EXHIBIT E                  Commercial Guaranty, between Kindt-Collins and The Huntington National Bank(1)

EXHIBIT F                  Securities Purchase Agreement, dated September 27, 2000(2)

EXHIBIT G                  Articles of Amendment to Articles of Incorporation of AER Energy Resources, Inc., dated
                           September 27, 2000(2)

EXHIBIT H                  Warrant, dated September 27, 2000, to purchase 470,035 shares of Common Stock(2)

EXHIBIT I                  Promissory Note, dated September 15, 2000, issued by Elmwood Partners II, as maker, to The Kindt-Collins
                           Company, as payee(3)

EXHIBIT J                  Securities Purchase Agreement, dated as of January 31, 2002

EXHIBIT K                  Articles of Amendment to Articles of Incorporation of AER Energy Resources, Inc., dated January 31, 2002

EXHIBIT L                  Revolving Credit Note, dated August 28, 2001, issued by AER Energy Resources, Inc., as maker, to Elmwood
                           Partners II, as payee

EXHIBIT M                  Revolving Credit Note, dated November 20, 2001, issued by AER Energy Resources, Inc., as maker, to
                           Elmwood Partners II, as payee

EXHIBIT N                  Warrant, dated January 31, 2002, to purchase 3,408,522 shares of Common Stock

EXHIBIT O                  Promissory Note, dated February 4, 2002, issued by Elmwood Partners II, as maker, to The Kindt-Collins
                           Company, as payee

EXHIBIT P                  Agreement with respect to joint filing of Amendment No. 8 to Schedule 13D pursuant to Rule 13d-1(k)(1)
                           (iii), dated March 8, 2002, by and among Jon A. Lindseth, Jon A. Lindseth, Trustee under Jon A. Lindseth
                           Trust Agreement, dated April 25, 1986, as modified, The Kindt-Collins Company, Elmwood Partners II,
                           Battery Partners and AER Partners

-----------------------

(1)      Incorporated by reference from Amendment No. 7 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on March 20, 2001.
(2) Incorporated by reference from AER Energy Resources, Inc.'s Form 10-Q for the quarter ended September 30, 2000 (File No. 0-21926), as filed with the Securities and Exchange Commission on November 13, 2000.
(3)      Incorporated by reference from Amendment No. 6 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on December 8, 2000.